Mail Room 4561

March 2, 2010

George Metrakos
Chief Executive Officer
GMS Capital Corp.
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA

> **Re: GMS Capital Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 8, 2010**
> **File No. 333-162201**
>
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2009**
> **Filed February 8, 2010**
> **File No. 000-53519**

Dear Mr. Metrakos:

We have reviewed your response to our letter dated February 8, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated December 14, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

2.   Please update your disclosure to include the information required by Item 402 of Regulation S-K through the fiscal year ended December 31, 2009. Refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm .

Form 10-Q/A for the Quarterly Period Ended June 30, 2009

Item 4. Controls and Procedures, page 31

3.   We have reviewed your response to prior comment 11 and note that your amended filing still does not contain management's evaluation on disclosure controls and procedures. Revise to include the disclosures required under Item 307 of Regulation S-K similar to those you provided supplementally and in your other amended periodic filings on February 8, 2010.

* * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director